MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

1.	PURPOSE OF THIS CODE

This Code of Business Conduct and Ethics (“Code”) is intended to document the principles of conduct and ethics to be followed by Mala Noche Resources Corp. (“Mala Noche” or the “Company”) employees, officers and directors. Its purpose is to:

	i)	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

	ii)	Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

iii)

Promote full, fair, accurate, timely and understandable disclosure in reports and documents that Mala Noche files with, or submits to, the securities regulators and in other public communications made by Mala Noche;

	iv)	Promote compliance with applicable governmental laws, rules and regulations;

	v)	Promote the prompt internal reporting to an appropriate person of violations of this Code;

	vi)	Promote accountability for adherence to this Code;

	vii)	Provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

	viii)	Provide mechanisms to report unethical conduct; and

	ix)	Help foster Mala Noche’s culture of honesty and accountability.

Mala Noche expects all its employees, officers and directors to comply at all times with the principles in this Code. Violations of this Code are grounds for disciplinary action up to and including immediate termination of employment and possible legal prosecution. For the purpose of this Code, the Company’s Chief Risk Officer shall be its Chief Financial Officer.

2.	RESPONSIBILITY

	i)	This Code outlines a framework of guiding principles. As with any statement of policy, the exercise of judgment is required in determining the applicability of this Code to each individual situation.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

ii)

It is the responsibility of every Mala Noche employee, officer and director to read and understand the Code. Individuals must comply with the Code in both letter and spirit. Ignorance of the Code will not excuse individuals from its requirements.

3.	COMPLIANCE WITH LAW

i)

Each employee, officer and director must at all times comply fully with applicable laws and avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with the law.

	ii)	No Mala Noche employee, officer or director shall commit or condone an illegal act or instruct another employee to do so.

iii)

Employees, officers and directors are expected to be sufficiently familiar with any legislation that applies to their circumstances and shall recognize potential liabilities, seeking advice where appropriate.

	iv)	When in doubt, employees, officers and directors are expected to seek clarification from their immediate supervisor or the Chief Risk Officer.

4.	CONFLICTS OF INTEREST

i)	Employees, officers and directors of Mala Noche shall avoid situations where their personal interest could conflict with, or appear to conflict with, the interests of the Company and its shareholders.

ii)

Conflicts of interest arise where an individual's position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, to the detriment of the Company. They also arise where an employee's, director's or officer's personal interests are inconsistent with those of the Company and create conflicting loyalties. Such conflicting loyalties can cause an employee, officer or director to give preference to personal interests in situations where corporate responsibilities should come first. Employees, officers and directors, shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

iii)

In the event that any potential conflict of interest arises and the individual involved is an employee of the Company, the individual involved must immediately notify their immediate supervisor and the Company's Chief Risk Officer in writing and no further action may be taken unless authorized in writing by the individual’s immediate supervisor and by the Company’s Chief Risk Officer. If such individual is an officer or director of the Company, the Chairman of the Company as well as the Company’s Chief Risk Officer must be immediately notified in writing and no further action may be taken until authorized in writing by the Chairman and by the Company’s Chief Risk Officer.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

iv)

The requirement of freedom from conflict of interest applies with equal force to the spouse, children and other close relatives of each employee, officer and director. This policy applies to all employees, officers and directors of the Company with respect to all of the affairs of the Company.

v)	While it is not possible to detail every situation where conflicts of interest may arise, the following policies cover the areas that have the greatest potential for conflict:

	a)	Speculation in Company Securities and Use of Inside Information

There are numerous laws, both federal and provincial, regulating transactions in corporate securities and the securities industry. Violation of these laws may lead to civil and criminal actions against the individual and the company involved. All employees, officers and directors will take all steps to be in compliance with such laws and in order to do so will adhere to the Company’s Guidelines on Inside Information and Trading in the Company’s securities.

	b)	Personal Financial Interest

Employees, officers and directors, should avoid any outside financial interests which might influence their corporate decisions or actions. An employee of the Company whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately notify his or her immediate supervisor and the Company’s Chief Risk Officer in writing, and a transaction may not be completed unless properly authorized in writing by both the employee’s immediate supervisor and the Company’s Chief Risk Officer, after full disclosure of the relationship in writing. An officer or director of the Company whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately notify the Chairman of the Company as well as the Company’s Chief Risk Officer and a transaction may not be completed unless properly authorized in writing by both the Chairman and the Company’s Chief Risk Officer, after full disclosure of the relationship in writing.

An employee, officer or director may not perform work or services for an organization doing or seeking to do business with the Company without appropriate prior written approval of such individual’s immediate supervisor and the Company’s Chief Risk Officer in the case of an employee, and of the Chairman and the Company’s Chief Risk Officer, in the case of an officer or director of the Company. An employee, officer or director may not be a director, officer, partner or consultant of an organization (other than an organization in which the Company holds an interest or in which the Company has the right to nominate a director, officer, partner or consultant) doing or seeking to do business with the Company, nor may they permit their name to be used in any way indicating a business connection with such an organization, without appropriate prior written approval of their immediate supervisor and the Chief Risk Officer in the case of an employee, and of the Chairman and the Company’s Chief Risk Officer in the case of an officer or director of the Company.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

An employee shall not accept for themselves, or for the benefit of any relative or friend, any payments, loans, services, favors involving more than ordinary social amenity, or gifts of more than nominal value from any organization doing or seeking to do business with the Company, except in accordance with this Code and within normal business practices.

c)	Outside Activities

Employees and officers of the Company should avoid outside activities which would impair the effective performance of their responsibilities to the Company, either because of demands on their time, or because the outside commitments can be contrary to their obligations to the Company.

d)	Protection and Proper Use of Company Assets

All employees, officers and directors have an obligation to protect the Company's assets, including opportunity, information and Mala Noche’s name, and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All of the Company's assets must be used only for legitimate business purposes and not for personal use.

5.	FAIR DEALING

Directors should endeavor to deal fairly with Mala Noche’s clients, service providers, suppliers, and employees. No director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice.

6.	COMPETITIVE PRACTICES

i)

Management of the Company firmly believes that fair competition is fundamental to continuation of the free enterprise system. The Company complies with and supports laws of all countries which prohibit restraints of trade, unfair practices, or abuse of economic power.

ii)

The Company will not enter into arrangements which unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Company. Company policy also prohibits employees, officers and directors from entering into, or even discussing, any unlawful arrangement or understanding.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

iii)	These principles of fair competition are basic to all the Company’s operations. They are integral parts of the following sections that cover the Company's dealings with suppliers and public officials.

7.	DEALING WITH SUPPLIERS

i)

The Company is a valuable customer for many suppliers of goods, services and facilities. People who want to do business, or to continue to do business, with the Company must understand that all purchases by the Company will be made exclusively on the basis of price, quality, service and suitability to the Company's needs.

ii)	"Kickbacks" and Rebates

Purchases of goods and services by the Company must not lead to employees, officers or directors, or their families, receiving any type of personal kickbacks or rebates. Employees, officers or directors, or their families, must not accept any form of "under-the-table" payment.

iii)	Receipt of Gifts and Entertainment

Even when gifts and entertainment are exchanged out of the purest motives of personal friendship, they can be misunderstood. They can appear to be attempts to bribe the Company's employees, officers or directors into directing business of the Company to a particular supplier. To avoid both the reality and the appearance of improper relations with suppliers or potential suppliers, the following standards will apply to the receipt of gifts and entertainment by employees, officers and directors of the Company:

a)	Gifts

A.

Employees, officers and directors are prohibited from soliciting gifts, gratuities, or any other personal benefit or favor of any kind from suppliers or potential suppliers. Gifts include not only merchandise and products but also personal services and tickets to sports or other events. The Company acknowledges however that as part of normal good business relationships, suppliers may offer tickets to sports and other events, meals and other forms of normal client development gifts or services. Employees, officers and directors are prohibited from accepting gifts of money.

B.	Employees, officers and directors may accept unsolicited non-monetary gifts provided:

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

1.	they are items of nominal intrinsic value;

2.	they are appropriate and customary client development gifts for the industry, and they may not reasonably be considered extravagant for such employee, officer or director; or

3.	they are advertising and promotional materials, clearly marked with the company or brand names.

C.	Any gift falling outside of the above guidelines must be reported to the Company’s Chief Risk Officer to determine whether it can be accepted.

D.

In the transaction of some international business, it is lawful and customary for business leaders in some countries to give unsolicited gifts to employees, officers or directors of the Company. These gifts can be of more than nominal value. Moreover, under the circumstances, returning the gifts or payment for them may constitute an affront to the giver. In such cases, the gift must be reported to the Company’s Chief Risk Officer who may permit the retaining of the gifts.

E.

In all other instances where gifts cannot be returned or may adversely affect the Company's continuing business relationships, the Company’s Chief Risk Officer must be notified. The Company’s Chief Risk Officer can require employees, officers and directors to transfer ownership of such gifts to the Company.

b)	Entertainment

A.

Employees, officers and directors shall not encourage or solicit entertainment from any individual or company with whom the Company does business. Entertainment includes, but is not limited to, activities such as dining, attending sporting or other special events, and travel.

	B.	From time to time employees, officers and directors may accept unsolicited entertainment, but only under the following conditions:

		1.	the entertainment occurs infrequently;

		2.	it arises out of the ordinary course of business;

		3.	it involves reasonable expenditures (the amounts involved should be ones employees, officers and directors are accustomed to normally spending for their own business or personal entertainment); and

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

4.	the entertainment takes place in settings that also are reasonable, appropriate, and fitting to employees, officers and directors, their hosts, and their business at hand.

8.	DEALING WITH PUBLIC OFFICIALS

i)

Domestic and foreign laws and regulations require the Company to be in contact with public officials on a wide variety of matters. Employees, officers and directors who regularly make these contacts have special responsibilities for upholding the Company's good name.

	ii)	No employee shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.

iii)

When not prohibited by law, employees, officers and directors are allowed to give to public officials gifts where the presentation and acceptance of gifts is an established custom and a normal business practice. All such gifts shall be of reasonable value and the presentation approved in advance by the Company’s Chief Risk Officer. Moreover, such gifts must be presented in a manner that clearly identifies the Company and the occasion that warrants the presentation.

iv)

On special ceremonial occasions, senior officers of the Company may publicly give gifts of more than nominal value to public institutions and public bodies. Such gifts can commemorate special events or milestones in the Company's history.

	v)	From time to time employees, officers and directors may entertain public officials, but only under the following conditions:

		a)	it is legal and permitted by the entity represented by the official;

		b)	the entertainment is not solicited by the public official;

		c)	the entertainment occurs infrequently;

		d)	it arises out of the ordinary course of business;

		e)	it does not involve lavish expenditures, considering the circumstances; and

		f)	the settings and types of entertainment are reasonable, appropriate and fitting to the Company’s employees, officers or directors, their guests, and the business at hand.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

9.	POLITICAL ACTIVITIES AND CONTRIBUTIONS

i)	Canada

a)	Employees, officers and directors who participate in political activities must make every effort to ensure that they do not leave the impression that they speak or act for the Company.

b)

The Company encourages its employees, officers and directors to participate in political activities in their own time and at their sole expense. No corporate action, direct or indirect, will be allowed that infringes on the right of any employee individually to decide whether, to whom, and in what amount, they will make personal political contributions. The same is true of volunteer political donations of personal service time, so long as it does not interfere with the working status of employees, officers or directors.

ii)	Outside Canada

a)

No employees, officers and directors are permitted to use the Company's funds, facilities, or other assets, to support either directly or indirectly any political candidates or political parties, without advance authorization in writing from the Company’s Chief Risk Officer. The policy of the Company is that officers, directors and employees, officers and directors should not participate in political activities in countries of which they are not nationals. However, such persons, of course, are free to participate in political activities in countries of which they are nationals in their own time and at their own expense.

10.	EQUAL OPPORTUNITY

i)

The Company supports the principle that every individual must be accorded an equal opportunity to participate in the free enterprise system and to develop their ability to achieve their full potential within that system.

ii)

There shall be no discrimination against any employee or applicant because of race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap (unless demands of the position are prohibitive). All employees, officers and directors will be treated with equality during their employment without regard to their race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap, in all matters, including employment, upgrading, promotion, transfer, layoff, termination, rates of pay, selection for training and recruitment. The Company will maintain a work environment free of discriminatory practice of any kind.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

iii)

No employee shall have any authority to engage in any action or course of conduct or to condone any action or course of conduct by any other person which shall in any manner, directly or indirectly, discriminate or result in discrimination in the course of employment, termination of employment, or any related matter where such discrimination is, directly or indirectly, based upon race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap.

11.	HEALTH, SAFETY, AND ENVIRONMENTAL PROTECTION

i)

It is the Company's policy to pay due regard to the health and safety of its employees, officers and directors and others and to the state of the environment. There are federal, provincial, state and local workplace safety and environmental laws which through various governmental agencies regulate both physical safety of employees, officers and directors and their exposure to conditions in the workplace. Should an employee, officer or director be faced with an environmental health issue or have a concern about workplace safety, they should contact the Chief Risk Officer immediately.

ii)

Many countries and their regional and local governments now have complex legislation to protect the health and safety of employees, or the general public, and to prevent pollution and protect the environment. These laws often provide penalties both for the companies involved and executive personnel in case of violation. The Chief Risk Officer should always be consulted when necessary to understand or comply with such laws.

12.	WORK ENVIRONMENT

i)

Employees, officers and directors must treat each other with professional courtesy and respect at all times and specifically shall not subject any other employee, officer or director to unwelcome sexual advances, requests for sexual favors or other verbal or physical conduct which might be construed as sexual in nature. Such conduct may constitute sexual harassment under federal, provincial and state law and may be the basis for legal action against the offending employee and/or the Company.

ii)

Any employee who believes that they have been subjected to sexual harassment should immediately advise their immediate supervisor and the Company’s Chief Risk Officer that there are reasonable grounds to believe that an incident of sexual harassment has occurred. The identity of the employees, officers or directors involved will be kept strictly confidential and will not be revealed by the Company's management without the employee's permission. The alleged harassment will be thoroughly investigated and documented by the Company and appropriate action will be taken.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

13.	INTEGRITY OF RECORDS AND FINANCIAL REPORTS

i)

As a public company, it is of critical importance that the Company's filings with the appropriate regulatory authorities be accurate and timely. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to ensure that the Company's public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company's public disclosure requirements.

ii)

The integrity of the Company's record keeping systems will be respected at all times. Employees, officers and directors are forbidden to use, authorize, or condone the use of "off-the-books" bookkeeping, secret accounts, unrecorded bank accounts, "slush" funds, falsified books, or any other devices that could be utilized to distort records or reports of the Company's true operating results and financial condition or could otherwise result in the improper recordation of funds or transactions.

14.	USE OF AGENTS AND NON-EMPLOYEES, OFFICERS AND DIRECTORS

i)

Agents or other non-employees cannot be used to circumvent the law. Employees, officers and directors will not retain agents or other representatives to engage in practices that run contrary to this Code.

15.	INTERNATIONAL OPERATIONS

i)

Corporate employees, officers and directors operating outside of Canada have a special responsibility to know and obey the laws and regulations of countries where they act for the Company. Customs vary throughout the world, but all employees, officers and directors must diligently uphold the integrity of the Company in other nations.

16.	STANDARDS OF COMPLIANCE

i)	Initial Distribution

a)	Current employees, officers and directors designated to receive the Code will receive their copies immediately after publication.

b)	Future employees, officers and directors designated to receive the Code will receive their copies at the time they are hired.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

ii)	Initial Verification

Upon receiving their copy of this Code, current and future employees, officers and directors will:

a)	Become thoroughly familiar with this Code.

b)	Resolve any doubts or questions about the Code with their supervisors or the Chief Risk Officer.

c)	Inform their supervisors and the Chief Risk Officer of any existing holdings or activities that might be, or appear to be, at variance with this Code.

d)	Prepare written disclosures of such information, if requested, by supervisors or the Chief Risk Officer.

e)	Take steps to correct existing situations and bring holdings and activities into full compliance with this Code.

iii)	Maintaining Compliance

	a)	Employees, officers and directors have the responsibility to maintain their understanding of this Code.

	b)	Supervisors have the responsibility to maintain an awareness on the part of their employees of the importance of their adhering to this Code and for reporting deviations to management.

c)

As requested by the Board of Directors or senior management, employees, officers and directors will be asked to re-verify their understanding of this Code and their compliance with this Code from time to time.

d)

Employees, officers and directors must inform their supervisors or the Chief Risk Officer of any changes in their holdings or activities that might be, or appear to be in non-compliance with this Code.

	e)	Employees, officers and directors must prepare written disclosure of such information, if requested.

f)

Employees, officers and directors must take steps to correct any such changes, if necessary, to bring holdings and activities into full compliance with this Code. Such steps will be approved in writing and will be based on the written disclosures submitted by employees, officers and directors.

iv)	Audits of Compliance

	a)	Regular audits of the Company will include procedures to test compliance with this Code.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

17.	VIOLATIONS OF STANDARDS

i)	Employees, officers and directors must immediately report any violations of this Code. Failure to do so can have serious consequences for the employees, officers or directors and the Company.

ii)

Reports of violations should be made by employees to their immediate supervisor and to the Company’s Chief Risk Officer and by officers and directors to the Chairman and to the Company’s Chief Risk Officer.

iii)

After a violation is investigated, appropriate action will be taken. Management has the right to determine the appropriate disciplinary action for a violation up to and including termination of employment. All proposed disciplinary action is subject to review by senior management.

iv)

Employees, officers and directors should be aware that in addition to any disciplinary action taken by the Company, violations of some of this Code may require restitution and may lead to civil or criminal action against individual employees, officers and directors and any company involved.

v)	Supervisors have the responsibility of taking remedial steps to correct any operating procedures that may contribute to violations of this Code.

vi)

Retaliation in any form against an individual who reports a violation of this Code or who assists in the investigation of a reported violation, is itself a serious violation of this policy. Acts of retaliation should be reported immediately to their supervisor and the Chief Risk Officer.

18.	AMENDMENT, MODIFICATION AND WAIVER

i)

The Company will periodically review this Code. This Code may be amended, modified or waived by the Board of Directors and waivers may also be granted by the Audit Committee. Employees, officers and directors will be fully informed of any material revisions to the Code.

19.	COMMITMENT

i)

To demonstrate its determination and commitment, Mala Noche asks each employee to review the Code periodically throughout the year and discuss with management any circumstances that may have arisen that could be an actual or potential violation of these ethical standards of conduct.

MALA NOCHE RESOURCES CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

ii)	Directors and officers are required to acknowledge they have read this Code annually. Employees are required to sign the Code when they are engaged or when the Code is introduced.

I ACKNOWLEDGE that I have read and considered the Mala Noche Resources Corp. Code of Business Conduct and Ethics (the “Code”) and agree to conduct myself in accordance with the Code.

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